Exhibit 99.1

Commtouch Reports Financial Results for Fourth Quarter and Fiscal Year 2006

Record Annual Revenue Growth of 84%

MOUNTAIN VIEW, Calif. – February 14, 2007 – Commtouch® (NASDAQ: CTCH), the leading OEM provider of real time anti-spam, Zero-Hour™ virus protection and IP Reputation technology, today announced its fourth quarter and full year results for the period ending December 31, 2006.

Highlights for the Fourth Quarter and Full Year 2006::

•	Revenues for the fourth quarter of 2006 increased by 75% to $2,197 thousand compared to $1,257 thousand in the fourth quarter of 2005.

Revenues for fiscal year 2006 increased by 84% to $7,234 thousand compared to $3,925 thousand in fiscal year 2005.

•	Net Income in accordance with Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2006 was $153 thousand compared to a loss of $469 thousand in the fourth quarter of last year.

Loss on a GAAP basis in fiscal year 2006 was $190 thousand compared to loss of $4,441 thousand in fiscal year 2005.

•	Non-GAAP net income for the fourth quarter of 2006, excluding $295 thousand of stock-based compensation expenses in connection with the company's adoption of Financial Accounting Standards No. 123R, was $448 thousand compared to a loss of $469 thousand in the same quarter of 2005.

Non-GAAP net income for fiscal year 2006, excluding stock based compensation expenses of $790 thousand, was $600 thousand compared to a loss of $2,690 thousand in fiscal year 2005 (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

•	Deferred Revenues (long term and short term) as of December 31, 2006 increased by 34% to $2,574 thousand, compared to deferred revenues of $1,919 thousand as of December 31, 2005.

•	Cash and marketable securities as of December 31, 2006 amounted to $10,004 thousand compared to $6,486 thousand as of December 31, 2005. The increase is due to increased operating activities and receipt of proceeds from warrant and option exercises in the amount of $2,537 thousand.

•	The company signed 8 OEM licensing agreements during the fourth quarter of 2006, bringing the company’s global OEM partner count to 57 at the end of year 2006.

“This was a very strong year and quarter, definitely a key year in terms of laying the foundation for strong future growth,” commented Commtouch’s CEO, Gideon Mantel. “Based on current market trends – mainly the increase in both spam and virus attacks, coupled with the strong customer base we built in 2006 – we are very confident in our ability to generate new business that will help fuel our continued revenue growth and profitability.”

Future Business Outlook

Based on current business activities and general economic conditions, Commtouch's management believes that 2007 revenues will be in the range of $11.2 million to $12.5 million. The company aims to continue to increase profit margins in fiscal year 2007, achieving overall annual non-GAAP earning per share in the range of 3 to 4 cents per diluted share.

Based on the Company’s past experience, quarterly growth rates will likely fluctuate from quarter to quarter based on seasonality and specific customer launch dates. The above outlook is as of today and the company undertakes no obligation to update its estimates in the future.

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the year; Commtouch is not providing guidance on GAAP net income. The stock-based compensation expense would have a negative impact on net income.

Use of Non-GAAP Measures

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share, including for the period prior to the adoption of FAS 123R by the company effective January 1, 2006.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Commtouch Conference Call

The company has scheduled a conference call on Wednesday, February 14, 2007, at 11 a.m. EST.

To participate in the call, U.S. callers can dial 1-888-668-9141; UK Dial-in Number: 0-800-917-9141; ISRAEL Dial-in Number: 03-918-0609; INTERNATIONAL Dial-in Number: +972-3-918-0609 ten minutes prior to the start time.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: www.commtouch.com.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 16 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour virus protection and IP Reputation solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by more than 50 OEM partners, Commtouch technology protects thousands of organizations, with over 50 million users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Mountain View, Calif. For more information, see: www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Contacts:

Investor Relations: Ron Ela IR@commtouch.com US: 650-864-2112 Int’l: +972-9-863-6813	Media : Rebecca Steinberg Herson rebeccah@commtouch.com US: 650-864-2112 Int'l: +972-9-863-6877

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,

	2006	2005

	In US$ thousands
Assets
Current Assets:
Cash and cash equivalents	$8,004	$3,986
Marketable Securities	2,000	2,500
Trade receivables	570	355
Prepaid expenses and other accounts receivable	196	168

Total current assets	10,770	7,009

Long-term lease deposits	13	18
Equity investment in Imatrix	—	48
Severance pay fund	607	547
Property and equipment, net	609	373

Total assets	11,999	7,995

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	344	321
Employees and payroll accruals	503	617
Accrued expenses and other liabilities	379	301
Short-term deferred revenue	2,032	1,533

Total current liabilities	3,258	2,772

Long-term deferred revenue	542	386
Accrued severance pay	706	638

Total liabilities	1,248	1,024

Shareholders’ equity	7,493	4,199

Total liabilities and shareholders' equity	$11,999	$7,995

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Year ended December 31,		Three Months ended December 31,

	2006	2005	2006	2005

			Unaudited	Unaudited

Revenues	$7,234	$3,925	$2,197	$1,257

Cost of revenues	901	700	255	181

Gross profit	6,333	3,225	1,942	1,076

Operating expenses:
Research and development	1,763	1,524	512	417
Sales and marketing	2,686	2,476	727	602
General and administrative	2,299	1,881	632	540

Total operating expenses	6,748	5,881	1,871	1,559

Operating profit (loss)	(415)	(2,656)	71	(483)
Interest and other expense, net	274	141	82	47
Equity - loss of affiliate	(49)	(175)	—	(33)

Net income (loss)	(190)	(2,690)	153	(469)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	(1,751)	—	—

Net income (loss) attributable to ordinary and equivalently participating shareholders	$(190)	$(4,441)	$153	$(469)

Earning (loss) per share-basic and diluted	$(0.00)	$(0.09)	$0.00	$(0.01)

Weighted average number of shares outstanding:

Basic	66,339	47,406	71,428	53,148

Diluted	66,339	47,406	76,249	53,148

COMMTOUCH SOFTWARE LTD.

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to Non-GAAP

(In US$ thousands)

	Year ended December 31,			Year ended December 31,

	GAAP 2006	FASR123R Adjustments	Non-GAAP 2006	GAAP 2005	*Non-GAAP Adjustments	Non-GAAP 2005

Revenues	$7,234		$7,234	$3,925		$3,925
Cost of Revenues	901	15	886	700		700

Gross Profit	6,333	(15)	6,348	3,225		3,225

Operating expenses:
Research and development	1,763	196	1,567	1,524		1,524
Sales and Marketing	2,686	96	2,590	2,476		2,476
General and administrative	2,299	483	1,816	1,881		1,881

Total operating expenses	6,748	775	5,973	5,881		5,881

Operating profit (loss)	(415)		375	(2,656)		(2,656)
Interest and other expense, net	274		274	141		141
Equity - loss of affiliate	(49)		(49)	(175)		(175)

Net income (loss)	(190)		600	(2,690)		$(2,690)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—		—	(1,751)	(1,751)	$—

Net income (loss) attributable to ordinary and equivalently participating shareholders	$(190)		$600	$(4,441)		$(2,690)

* Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares

COMMTOUCH SOFTWARE LTD.

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to Non-GAAP

(In US$ thousands)

	Three months ended December 31,

	GAAP 2006	FASR123R Adjustments	Non-GAAP 2006	GAAP 2005

Revenues	$2,197		$2,197	$1,257
Cost of Revenues	255	6	249	181

Gross Profit	1,942	(6)	1,948	1,076

Operating expenses:
Research and development	512	73	439	417
Sales and Marketing	727	36	691	602
General and administrative	632	180	452	540

Total operating expenses	1,871	289	1,582	1,559

Operating profit (loss)	71		366	(483)
Interest and other expense, net	82		82	47
Equity - loss of affiliate	—		—	(33)

Net income (loss)	$153		$448	$(469)